June 3, 2016

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ada D. Sarmento, Division of Corporation Finance

Re: Acceleration Request for Toyota Motor Corporation

Registration Statement on Form F-4

File No.: 333-209402

CIK No. 0001094517

Dear Ms. Sarmento,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Toyota Motor Corporation (“Toyota”) hereby respectfully requests that the effective date of the Registration Statement on Form F-4, File No. 333-209402 (the “Registration Statement”), be accelerated, so that the Registration Statement may become effective by 9:00 a.m., Eastern Time, on June 6, 2016, or as soon thereafter as practicable.

Toyota understands and acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Toyota from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) Toyota may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Masahisa Ikeda of Shearman & Sterling LLP at +81-3-5251-1601.

Sincerely,

Toyota Motor Corporation

By:	/s/ Tetsuya Otake
Name:	Tetsuya Otake
Title:	Authorized Signatory

Cc: Masahisa Ikeda (Shearman & Sterling LLP)